FILED AS CORRESONDENCE ON EDGAR

May 19, 2010

Mark C. Shannon
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn: Kevin Stertzel

Re:           Blue Earth Solutions, Inc.
 Form 8-K
 Filed April 21, 2010
 File No. 333-140438

Dear Mr. Shannon:

Please find below our responses to the Division of Corporation Finance’s (the “Division”) April 27, 2010 comment letter.

Form 8-K Filed April 21, 2010

Response to Comment 1
We inadvertently failed to file the Item 4.01 Form 8-K to reflect our change in auditors from Seale & Beers, CPAs to Cross, Fernandez & Riley, LLP.  On May 19, 2010, we filed a Form 8-K to reflect the resignation of Seale & Beers, CPAs and our retention of Cross, Fernandez & Riley, LLP as our auditors.

Response to Comment 2
As referred to immediately above, we have filed a Form 8-K reflecting our change in auditors. Additionally, we filed a letter from Cross, Fernandez & Riley, LLP as Exhibit 16.1 to reflect whether or not that firm agrees with our statements regarding the change in auditors.

Response to Comment 3
We are in the process of hiring new auditors to conduct the appropriate audit.

Response to Comment 4
The Form 10-Q for the period ending June 30, 2009 was reviewed by Moore & Associates and will also be reviewed with the March 31, 2009 re-audit by our new auditors.  The Forms 10-Q for the periods ending September 30, 2009 and December 31, 2009 were reviewed by Cross, Fernandez & Riley, LLP.

Exhibit 16 to Form 8-K Filed April 21, 2010

Response to Comment 5
We have filed an amended Form 8-K to our April 21, 2010 Form 8-K to reflect a letter from Cross, Fernandez & Riley, LLP addressed to us, rather than Natural Blue Resources, Inc., which Cross, Fernandez & Riley, LLP originally had inadvertently addressed such letter to.

We hereby acknowledge that: (a) we are responsible for the adequacy and accuracy of the disclosures in the Form 8-K filings we made on May 11, 2010 and May 11, 2010; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) we may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Patricia Cohen

Patricia Cohen
Chief Executive Officer